
Good Vibes Tribe, LLC
$10,000
$500
$150

Zach Bowers · 2nd

Cofounder / Product at Tribevest

Columbus, Ohio, United States · **Contact info**

500+ connections

1 mutual connection: Travis Smith

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Tribevest

Bluffton University

About

A driven, innovative, product obsessed mind, with experiences that span all key aspects of the modern day product creator.

Activity

827 followers

Zach Bowers reshared a post • 1w

ello.

Love that we have a team of creators, builders, doers. One hallmark of a great team is its ability to spur each other on. Iron sharpening iron. Thanks for the inspiration **Kasey Randall**! ...show more

3

Zach Bowers commented on a post • 1w

Couldn't be more excited Rick Gonzalez, welcome!

64 · 10 comments

Zach Bowers reshared a post • 1w

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Experience

Cofounder / Product
Tribevest
Jun 2019 - Present · 3 yrs 2 mos
Columbus, OH

Cofounder
FuelDrop App
Feb 2018 - Jun 2019 · 1 yr 5 mos
Columbus, OH

FuelDrop is a mobile payment application for Fuel & Convenience stores that saves merchants 75% on transaction processing fees. FuelDrop integrates with the gas pumps to allow users to secure ...see more



Founder
HS3
Apr 2014 - Jan 2017 · 2 yrs 10 mos
Lima, OH

Enabling high schools to live stream and monetize their school.

Product Manager
WTLW / WOSN
Aug 2010 - Dec 2015 · 5 yrs 5 mos

- Led the planning and development of company's Android & iOS mobile apps.
-Developed and managed all company websites on VPS: ...see more

Education

Bluffton University
Bachelor's degree, Organizational Management

The Ohio State University
B.A, Business

Licenses & certifications

Certified Scrum Product Owner
Scrum Alliance
Issued May 2016 · No Expiration Date

Skills

Android Development

Android Development

5 endorsements

Mobile Development

4 endorsements

AngularJS

3 endorsements

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Recommendations

Received Given

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Interests

Influencers Companies Groups Schools



Ryan Holmes · 2nd

Founder and Board Member at Hootsuite

1,729,695 followers



Matt Higgins · 2nd

CEO and Cofounder at RSE Ventures | Host/EP of CNBC series, "Business Hunters" | Executive Fellow at Harvard Business School

135,416 followers

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Causes

Science and Technology